UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Creo Products Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1
T: +604.451.2700
F: +604.437.9891

www.creo.com

FOR IMMEDIATE RELEASE

Creo Strengthens Creative Strategy at Macworld

Macworld San Francisco, CA (January 8, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE), the innovative developer of software and prepress imaging technology, has introduced Six Degrees™, a new software product for the creative desktop market that will dramatically improve the way content creators and creative professionals work. Everyone who reviews and edits creative projects can benefit from the way Six Degrees manages project-related information.

Through a single, easy-to-use interface, Six Degrees helps the user organize job files, contacts, and email messages related to each active project. Designed to increase creative productivity, Six Degrees is a timefreeing technology™ that connects messages, files and people so that users can quickly navigate through project-related information in a powerful new way.

"At Creo, we strive for excellence in everything we do. We continue to demonstrate this commitment through our award-winning software development and our proven ability to simplify complex systems," says Amos Michelson, Creo CEO. "We are now leveraging our experience to address the daily challenges faced by creative professionals."

Six Degrees applies the expertise Creo has gained from the digital prepress industry to the dynamic world of the creative desktop. "Creo has a history of revolutionizing the markets it enters, and now we're bringing that experience to the creative desktop," said Dave Kauffman, Creo principal engineer. "Six Degrees is our answer to helping people become more productive on the desktop."

Creo Launches New Look

Creo also launched its new graphic look and web site today at Macworld, consolidating all business activities and subsidiaries worldwide under a single name and logo: Creo.

A bold 100% cyan color, the new Creo wordmark builds upon the equity of the original Creo logo, which was introduced in the early 1980s. It is designed to represent the unique combination of creativity, innovation, and technology that has made Creo a leader in the graphic arts industry. Over the coming months, the new wordmark will be applied to each of the nearly 300 products in the Creo portfolio.

"The introduction of the new Creo name and logo signals an important evolution for our company," said Mr. Michelson. "By uniting all of our activities worldwide under a single, strong brand, we are recognizing the onset of a new era of growth for the company. In addition to setting the stage for our entry into exciting new markets, the new brand will also clarify our identity within the business community as a whole."

The company will seek shareholder approval for the legal name change from Creo Products Inc. to Creo Inc. at the February 20, 2002 annual general meeting.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers.

© 2002 CreoProducts Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Tracy Rawa	Holly Hokrein	Rochelle van Halm
Investor Relations	Marketing Communications (Americas)	Media Relations (Headquarters)
T. +604.451.2700	T. +781.280.7331	T. +604.451.2700
F. +604.437.9891	F. +781.275.3430	F. +604.437.9891
tracy.rawa@creo.com	holly.hokrein@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: January 8, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary